Exhibit 99.1

Sea Limited Announces Proposed Offering of Convertible Notes

Singapore, May 19, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that it proposes to offer US$1 billion in aggregate principal amount of convertible senior notes due 2025 (the “Notes”), subject to market and other conditions. The interest rate, initial conversion rate, offering price and other terms of the Notes have not been finalized and will be determined at the time of pricing of the offering. Sea intends to grant to the initial purchaser a 13-day option to purchase up to an additional US$150 million principal amount of Notes. Sea plans to use a portion of the net proceeds from this offering to pay the cost of the capped call transactions described below.

Concurrently with this offering and subject to the closing of this offering, Sea may enter into separate privately negotiated agreements with certain holders of Sea’s 2.25% convertible senior notes due 2023 (the “2023 Notes”) to exchange a portion of the 2023 Notes for cash, American Depositary Shares (“ADSs”) (each representing one Class A ordinary share of the Company) or a combination thereof (the “2023 Notes Exchange”). The terms of the 2023 Notes Exchange will depend on various factors, including the market price of Sea’s ADSs and the trading price of the 2023 Notes at the time of such transaction. Sea may also use a portion of the net proceeds from the Notes offering to pay the cash component of the 2023 Notes Exchange considerations. The 2023 Notes Exchange could increase (or reduce any decrease in) or decrease (or reduce any increase in) the market price of the ADSs or the Notes. In the case of the 2023 Notes Exchange effected concurrently with this offering, this activity may also impact the initial conversion price for the Notes.

Sea intends to use the remainder of the net proceeds for business expansion and other general corporate purposes, including potential strategic investments and acquisitions.

The Notes will be senior, unsecured obligations of the Company. The Notes will mature on December 1, 2025 unless redeemed, repurchased or converted prior to such date. Prior to the close of business on the business day immediately preceding September 1, 2025, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in ADSs, cash or a combination of cash and ADSs, at the Company’s election.

On or after May 19, 2023, Sea may redeem for cash all or any part of the Notes if the last reported sale price of the ADSs has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Sea provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (“Optional Redemption”). Sea may also redeem for cash all but not part of the Notes at any time if less than US$100 million aggregate principal amount of Notes remains outstanding at such time (“Cleanup Redemption”). In addition, Sea may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”).

In addition, subject to certain conditions and a limited exception, holders of the Notes will have the right to require the Company to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

In connection with the pricing of the Notes, Sea expects to enter into capped call transactions with the initial purchaser (or its affiliates) and/or one or more other financial institutions (the “Option Counterparties”). These capped call transactions are generally expected to reduce the potential dilution with respect to the ADSs and the Class A ordinary shares of the Company upon conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, upon any conversion of the Notes, with such reduction of potential dilution or offset of cash payments, as the case may be, subject to a cap based on the cap price of the capped call transactions. If the initial purchaser exercises its option to purchase additional Notes, the Company expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions.

Sea has been advised that, in connection with establishing their initial hedge positions with respect to the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or enter into various derivative transactions with respect to the ADSs concurrently with, or shortly after, the pricing of the Notes. These hedging activities could increase (or reduce any decrease in) the market price of the ADSs or the Notes. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs and/or purchasing or selling the ADSs or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes. The Option Counterparties may engage in such activity during any observation period relating to a conversion of the Notes prior to September 1, 2025, and the Option Counterparties are likely to engage in market activity during any observation period relating to a conversion of the Notes on or after September 1, 2025. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the Notes, which could affect the ability of holders to convert their Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ADSs and value of the consideration that holders will receive upon conversion of their Notes.

The Notes and ADSs deliverable upon conversion of the Notes, and Class A ordinary shares of the Company represented thereby, have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes, ADSs and Class A ordinary shares of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the proposed offering of the Notes, capped call transactions and 2023 Notes Exchange, and there can be no assurance that the proposed offering, capped call transactions or 2023 Notes Exchange will be completed. The offering of the Notes is not contingent on the closing of the concurrent 2023 Notes Exchange.

For further information, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Sea may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this press release is as of the date of the issuance, and the Company assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Sea’s annual report on Form 20-F for the fiscal year ended December 31, 2019 and other filings with the Securities and Exchange Commission.

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